

Stephanie Bartels Conover · 3rd

Retail Buying Executive

New York, New York · 500+ connections · **Contact info**

 Marist College

 Fordham Gabelli School of Business

Experience


Professional Lecturer, Fashion Department
Marist College
Aug 2018 – Present · 1 yr 7 mos
Poughkeepsie, NY


E-commerce & Digital Marketing Consultant
BO&NIC
Feb 2017 – Present · 3 yrs 1 mo
Greater New York City Area


Vice President of Retail
Derek Lam
Jun 2014 – Jun 2016 · 2 yrs 1 mo
New York, NY


Director of Retail Buying - RTW
Tory Burch
Apr 2011 – May 2014 · 3 yrs 2 mos
New York, NY


Director of Merchandising - Womenswear
Giorgio Armani
Sep 2007 – Apr 2011 · 3 yrs 8 mos
New York, NY

Show 2 more experiences ⌄

Education


Fordham Gabelli School of Business
MBA, Marketing
2000 – 2002


Western Illinois University
BS, Fashion Merchandising
1995 – 1999

Skills & Endorsements

Retail Buying · 1

Jennie Baik has given an endorsement for this skill

Fashion Buying · 2

Monique Hagan-Alvarez and 1 connection have given endorsements for this skill

Merchandising · 2

Jennie Baik and 1 connection have given endorsements for this skill

Show more ⌄

